

November 2, 2023

Shannon Shen
Chief Financial Officer
Gaotu Techedu Inc.
5F, Gientech Building, 17 East Zone,
10 Xibeiwang East Road
Haidian District, Beijing 100193
People's Republic of China

Re: Gaotu Techedu Inc.
Report of Foreign Issuer on Form 6-K Filed February 28, 2023
Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
Response Dated October 11, 2023

Dear Shannon Shen:

We have reviewed your October 11, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2023 letter.

Response Dated October 11, 2023

Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the VIE, page 6

1. We note your proposed amended disclosure in response to comment 4, specifically that the laws and regulations in mainland China prohibit, restrict or impose conditions on foreign direct investment in the VIE. Please revise your proposed amended disclosure to include the information in your narrative response to comment 4 and specifically identify for each of your operating entities, which Negative List standard ("prohibits," "restricts," or "imposes conditions") applies.

Permissions Required from the PRC Authorities for Our Operations, page 12

2.   We note your response to comment 5, specifically that the company has "relied on the advice of its PRC legal counsel." Please clarify whether relying on the "advice" of counsel is the same as relying on the "opinion" of counsel. If so, please revise in all applicable areas to state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.

      Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yilin Xu, Esq.